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Contact:  Mark Greenberg
          (973) 455-5445

        72% OF AMP SHARES ARE TENDERED TO ALLIEDSIGNAL, A MAJOR VICTORY
                               ----------------
       ALLIEDSIGNAL AMENDS OFFER; WILL PAY $44.50 CASH FOR 40 MILLION AMP
          SHARES (18%), NOT CONDITIONAL ON REDEMPTION OF POISON PILL;
             WILL RESUME CONDITIONAL OFFER FOR REMAINING AMP SHARES
                           FOLLOWING PURCHASE OF 18%
                              ----------------
              ALSO AMENDS CONSENT SOLICITATION TO ADD BYLAW CHANGE
                 TO REMOVE POISON PILL AUTHORITY FROM AMP BOARD
                              ----------------
                  ACTIONS REFLECT ALLIEDSIGNAL'S FIRM RESOLVE
                         TO COMPLETE ACQUISITION OF AMP

     MORRIS TOWNSHIP, New Jersey, September 14, 1998--AlliedSignal Inc. [NYSE:
ALD] announced today that 157,391,059 shares of AMP Incorporated [NYSE:
AMP]--72% of the total outstanding--have been tendered to AlliedSignal by AMP shareowners.

     "AMP's shareowners have spoken decisively in favor of AlliedSignal's proposed transaction," said Lawrence A. Bossidy, Chairman and Chief Executive Officer of AlliedSignal.

     "In the face of AMP's plea to shareowners not to tender their shares," said Bossidy, "this is an exceptionally strong message that AMP shareowners want the right to decide for themselves whether to sell. It is a vote of no confidence in management's restructuring plan








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and a mandate in favor of AlliedSignal's offer. We're hopeful that the AMP board will now be responsible to its shareowners," said Bossidy.

     Since AMP's refusal to redeem the poison pill prevents AlliedSignal from purchasing more than 20% of the outstanding shares, AlliedSignal will proceed immediately to purchase as many as it can without triggering AMP's poison pill. Accordingly, AlliedSignal announced today that it is amending its tender offer to purchase up to 40 million AMP shares at $44.50 per share in cash, even if the poison pill is not redeemed. "Acquiring these shares will advance our plan to acquire the remaining shares of AMP as soon as practical," said Bossidy.

     The $1.8-billion amended tender offer will expire at midnight, New York City time, on September 25, 1998, unless extended. If the offer is successful, AlliedSignal will own 18% of AMP by October 15, the record date set by AMP for AlliedSignal's consent solicitation. AlliedSignal intends to continue its efforts to complete the acquisition of AMP by all available means, including a tender offer of $44.50 in cash per share for all of AMP's remaining shares, conditioned on the removal of the poison pill.

     AlliedSignal also announced today that it will amend its previously announced shareowner consent solicitation to add a proposal that AMP shareowners amend the bylaws of AMP to remove from AMP's board of directors any authority with respect to AMP's poison pill. Instead, the poison pill power would be vested in new representatives approved by AMP shareowners. These representatives would restore shareowner democracy to AMP by ensuring that the poison pill could not be used to deny shareowners the right to decide for themselves whether to take advantage of a cash tender offer for all of AMP's shares.






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                                      -3-


     "Our amended tender offer and consent solicitation demonstrate our firm resolve to complete the acquisition of AMP," said Bossidy.

     Shareowners who have already tendered need not take any further action to take advantage of the amended offer. If more than 40 million AMP shares are tendered under the amended offer, AlliedSignal will prorate its purchases among all tendered shares. AMP shareowners will receive amended tender offer materials from AlliedSignal explaining the offer. Any shares not purchased will be returned to AMP shareowners following the September 25 expiration of the amended offer. AMP shareowners will then be able to tender their remaining shares in the subsequent offer for all remaining AMP shares.

     This news release does not constitute a solicitation of a proxy, consent or authorization for or with respect to a meeting of the company's shareowners or any action in lieu thereof. Any such solicitations will be made only pursuant to separate materials in compliance with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

     Lazard Freres & Co. LLC and Goldman, Sachs & Co. are the Dealer Managers for the offer, the complete terms and conditions of which are available by contacting the Information Agent, Morrow & Co., Inc. at (800) 662-5200.

     AlliedSignal is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. The company employs 70,500 people worldwide. AlliedSignal is a component of the Dow Jones Industrial Average and Standard & Poor's 500 Index, and it is included in Fortune magazine's lists of the "Most Admired Companies" and "Best Places to Work."







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                                      -4-



Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com/.

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance
L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 100 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

     Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

                                       ###


9/14/98





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